SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 28, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REMINDER	March 28, 2008

TAM announces 4Q07 results release schedule

São Paulo, March 28, 2008 – TAM S.A. (Bovespa: TAMM4 e NYSE: TAM) will release its results for the fourth quarter 2007 (4Q07) next Monday, March 31, 2008. The information will be available on the company’s website: www.tam.com.br/ir, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) at 8:00 am (US EDT). The conference calls in Portuguese and English also will be Monday, March 31 at 10:00am and 11:30am (Eastern Time), respectively. In addition, TAM will hold meetings with analysts and investors in São Paulo, on April 10, 2008.

Conference Calls

Portuguese	English

March 31, 2008	March 31, 2008
11:00 am (Brazil time)	12:30 pm (Brazil time)
10:00 am (US EDT)	11:30 am (US EDT)

Phone: +55 (11) 2188-0188	Phone: +1 (973) 582-2851
Password: TAM	Password: 33848735

Replay: +55 (11) 2188-0188	Replay: +1 (706) 645-9291
Available from 03/31/2008 until 04/07/2008	Available from 03/31/2008 until 04/07/2008
Code: TAM	Code: 33848735

APIMEC –São Paulo

Date: April 10, 2008

Local: Academia de Serviços Cmte. Rolim Adolfo Amaro
Address: Rua Ática, 673 –Jardim Brasil
City: São Paulo –SP

Schedule:
08h30 Welcome coffee
09h00 Presentation

RSVP by phone +55 (11) 3107-1571 or e-mail: apimecsp@apimecsp.com.br

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 50.6% domestic market share and 67.3% international market share at the end of February 2008. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.5 million subscribers and has awarded more than 5.2 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.